

Mailstop 3233

June 5, 2018

<u>Via E-mail</u>
Rebecca B. Sandberg
Vice President, General Counsel and Secretary
Two Harbors Investment Corp.
575 Lexington Avenue, Suite 2930
New York, NY 10022

> **Re: Two Harbors Investment Corp.**
> **Registration Statement on Form S-4**
> **Filed May 25, 2018**
> **File No. 333-225242**

Dear Ms. Sandberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3758 with any questions.

Sincerely,

/s/ Sandra Hunter Berkheimer

Sandra Hunter Berkheimer
Staff Attorney
Office of Real Estate and
Commodities

cc: S. Gregory Cope
       Vinson & Elkins L.L.P.
       Via E-mail